FILED PURSUANT TO
RULE 424(B)(3)
FILE NO: 333-108780

HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 17 DATED JUNE 30, 2005
TO THE PROSPECTUS DATED JUNE 18, 2004

     This prospectus supplement (this “Supplement”) is part of, and should be read in conjunction with, the prospectus of Hines Real Estate Investment Trust, Inc. dated June 18, 2004 (the “Prospectus”), Supplement No. 12 to the Prospectus, dated April 22, 2005, Supplement No. 14 to the Prospectus, dated May 19, 2005, Supplement No. 15 to the Prospectus, dated May 26, 2005 and Supplement No. 16 to the Prospectus, dated May 27, 2005. Supplement No. 13 to the Prospectus, dated May 3, 2005, was superseded and replaced by Supplement No. 14. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as set forth in the Prospectus.

     The purposes of this Supplement are as follows:

•	to describe the status of the offering of common shares in Hines REIT;

•	to provide information regarding the dividends recently declared by our board of directors for the month of July 2005;

•	to describe the acquisition of two office properties located at 1900 Alameda de las Pulgas and 2000 Alameda de las Pulgas in San Mateo, California (collectively, “California Casualty Plaza”);

•	to describe the terms of the credit facility entered into by the Operating Partnership in connection with the acquisition of California Casualty Plaza;

•	to describe the potential acquisition of an office building in San Diego, California by the Core Fund; and

•	to describe a revision to our share redemption program.

Status of the Offering

     As of June 28, 2005, we had received gross offering proceeds of $94,393,192 from the sale of 9,501,987 of our common shares, including $333,325 of gross proceeds related to the sale of 35,087 common shares pursuant to our dividend reinvestment plan. As of June 28, 2005, 190,533,100 common shares remained available for sale to the public pursuant to the offering, exclusive of common shares available under our dividend reinvestment plan.

Dividends Declared by Hines REIT’s Board of Directors

     On June 30, 2005, our board of directors declared dividends for the month of July 2005. The declared dividends will be calculated based on shareholders of record each day during such month and will equal a daily amount that, if paid each day for a 365-day period, would equal a 6.0% annualized rate based on a share price of $10.00. These dividends will be aggregated and paid in cash in October 2005.

Acquisition of California Casualty Plaza

     On June 28, 2005, a wholly-owned subsidiary of the Operating Partnership completed the purchase of California Casualty Plaza. California Casualty Plaza was acquired from the State Teachers Retirement System of Ohio. The aggregate purchase price of California Casualty Plaza was approximately $60,100,000, including transaction costs. The acquisition was primarily funded by a 90-day term loan in the principal amount of $60,000,000, which is more fully described below. The purchase price for this acquisition was determined through negotiations between our Advisor and OTR, a general partnership acting as duly authorized nominee of the State Teachers Retirement System of Ohio. In connection with this acquisition, we expect that the Operating Partnership will pay the Advisor acquisition fees totaling approximately $295,000. Hines will serve as property manager for California Casualty Plaza.

     The Company currently has no plans for material renovations or other capital improvements at California Casualty Plaza and believes the property is suitable and adequate for its intended purpose and is adequately covered by insurance. The cost of California Casualty Plaza (excluding the cost attributable to land) will be depreciated for tax purposes over a 40-year period on a straight-line basis. The property is located in the San Francisco Bay area office market in San Mateo, California. We believe California Casualty Plaza offers several competitive advantages, including its proximity to numerous restaurants, shops and hotels near the property as well as views of the adjacent golf course and easy vehicular access to major highways servicing the bay area.

     California Casualty Plaza consists of a four-story building constructed in 1971 and substantially renovated in 1996 and a two-story building completed in 1983. The buildings have an aggregate of 253,377 square feet of rentable area and are approximately 84% leased. Approximately 166,576 square feet, or 66% of the rentable area of the property, is leased to California Casualty Management Company (“California Casualty”). California Casualty is a privately-held provider of home and automobile insurance. In December 2005, 66,873 square feet of this lease will expire. In May 2018, the remaining 99,703 square feet will expire and may be renewed for 4 consecutive 5-year periods. The landlord has the right to early terminate 7,993 square feet of this space with 60 days notice. No other tenant leases more than 10% of the buildings’ rentable area.

     The balance of California Casualty Plaza is occupied by approximately 6 office tenants. The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for the property during the past five years:

		Average Effective Annual
	Weighted Average	Gross Rent Per
	Occupancy	Leased Sq. Ft.(1)

2000	100%	$34.15
2001	100%	$35.57
2002	84%	$38.45
2003	90%	$35.29
2004	95%	$33.12

(1)	Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s cash-basis total rent revenue (including operating expense recoveries), by the weighted average square footage under lease during such year.

Lease Expirations for California Casualty Plaza

     The following table lists, on an aggregate basis, all of the scheduled lease expirations over the balance of 2005 and each of the years ending December 31, 2006 through 2014 for California Casualty Plaza. The table shows the approximate leasable square feet represented by the applicable lease expirations:

		Gross Leasable Area
			Percent of
Year	Number of Leases	Approximate Square Feet	Total Leasable Area

2005	1	66,873	26.39%
2006	0	0	0.00%
2007	2	22,289	8.80%
2008	2	11,529	4.55%
2009	1	6,977	2.75%
2010	0	0	0.00%
2011	1	3,915	1.55%
2012	0	0	0.00%
2013	0	0	0.00%
2014	0	0	0.00%

Description of Debt Related to the Acquisition of California Casualty Plaza

     In connection with the acquisition of California Casualty Plaza, on June 28, 2005 the Operating Partnership entered into a term loan agreement with KeyBank National Association in the principal amount of $60,000,000. The loan has a term of 90 days and matures and becomes payable on September 26, 2005. The purpose of the loan is to provide bridge financing to pay acquisition costs for California Casualty Plaza. The loan agreement allows for borrowing at a variable rate or a LIBOR based rate plus a spread, at the election of the Operating Partnership. The rate is currently 5.82%. The loan is secured by the Operating Partnership’s interest in its wholly owned subsidiary formed to hold California Casualty Plaza and its non-managing general partnership interest in the Core Fund, and by its direct equity interest in any entity it invests in that directly or indirectly holds real property assets, subject to certain exceptions and limitations. The loan agreement also contains customary events of default, with corresponding grace periods, including, without limitation, payment defaults, cross-defaults to other agreements and bankruptcy-related defaults, and customary covenants, including limitations on the incurrence of debt and the granting of liens and the maintenance of certain financial ratios. Hines REIT has unconditionally guaranteed payment and performance by the Operating Partnership of its obligations under the term loan agreement and the other loan documents.

Potential Acquisition of Golden Eagle Plaza by the Core Fund

     On June 27, 2005, a subsidiary of the Core Fund executed a contract with GREIT-525 and 600 B Street LP, an unaffiliated third party, to purchase Golden Eagle Plaza, located at 525 B Street in San Diego, California. Golden Eagle Plaza was built in 1969 and renovated in 1998. It consists of a 22-story office tower and an attached parking structure. The building contains approximately 423,546 square feet of rentable area and is approximately 98% leased.

     Approximately 63% of Golden Eagle Plaza is leased to three tenants. Golden Eagle Insurance, a provider of business insurance, leases approximately 121,626 square feet, or 29% of the rentable area of the building. Golden Eagle Insurance’s lease expires in August 2008 and has two five-year renewal options. Elsevier, Inc., a publishing company, leases approximately 73,761 square feet, or 17% of the rentable area of the building. Elsevier’s lease expires in October 2009 and has two five-year renewal options. Navy Human Resources, a branch of the United States Navy, leases 73,625 square feet, or 17% of the rentable area of the building. This lease expires in May 2013 and the Navy has an on-going right to terminate the lease upon 120 days’ notice. MWBH&L California Leasing Corp. leases approximately 49,150 square feet, or 12% of the rentable area of the building. The lease expires in September 30, 2005 and has a one month renewal option. No other tenant leases more than 10% of the rentable area of the building. Our management believes that Golden Eagle Plaza is suitable and adequate for its intended purpose.

     The aggregate purchase price for Golden Eagle Plaza is expected to be approximately $116,800,000, exclusive of transaction costs, financing fees and working capital reserves. The Core Fund anticipates that the acquisition of Golden Eagle Plaza will be funded by capital contributions by third-party limited partners and debt financing obtained in connection with the acquisition. We will pay no fees or compensation to the Core Fund, its general partner or advisor in connection with the Core Fund’s acquisition of Golden Eagle Plaza. In connection with this acquisition, we expect third-party investors in the Core Fund will pay an affiliate of Hines advising the Core Fund acquisition fees totaling up to approximately $1.2 million.

     The Core Fund anticipates that the acquisition of Golden Eagle Plaza will be consummated on or about July 29, 2005. The closing of such acquisition is subject to a number of conditions and there can be no guarantee that the acquisition of Golden Eagle Plaza will be consummated. If the Core Fund elects not to close on Golden Eagle Plaza, it will forfeit a significant amount of earnest money.

Share Redemption Program

     Shares redeemed under our share redemption program will be cancelled and will have the status of authorized but unissued shares. Therefore, the phrase “will be held as treasury shares” in the first sentence of the first full paragraph on page 128 of the Prospectus is replaced with the phrase “will have the status of authorized but unissued shares.”